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                                   EXHIBIT 14

                   THE ACQUISITION OF THE ADDITIONAL AIRCRAFT

     AerFi will make customary representations and warranties in the share purchase agreement for the acquisition of the additional aircraft including representations relating to solvency, undisclosed contingent liabilities and insurance. The AerFi Group will indemnify us for breaches of their representations and warranties relating to the aircraft owning companies and aircraft which they will sell to us. Assuming all 30 additional aircraft are ultimately acquired by us directly or indirectly, the representations and warranties with respect to an aircraft owning company and its related aircraft will survive for 3 years from the date of delivery of that aircraft owning company. Our potential recovery under them is limited to approximately $175.0 million regardless of how many additional aircraft and the related aircraft owning companies are ultimately acquired by us.

     Because of the timing uncertainties of obtaining lessee consents that a direct transfer of aircraft from the AerFi Group to AerCo presents, AerFi has structured the acquisition of aircraft and associated leases as the sale of the capital stock of wholly-owned, recently incorporated subsidiaries. This sale is expected to occur in a series of transactions on or following the closing of the offering. Prior to each acquisition, AerFi will have pre-positioned the aircraft in the appropriate aircraft owning companies. Each aircraft owning company will finance its acquisition of the applicable aircraft with debt payable to the AerFi Group or third-party creditors. We expect that AerCo will purchase all of the outstanding capital stock of the appropriate aircraft owning companies from the AerFi Group and refinance indebtedness of those companies to the AerFi Group or third party creditors for an aggregate amount equal to approximately $706.4 million, calculated as follows:

     (1) the aggregate appraised value at April 30, 2000 of the 30 aircraft to be transferred ($724.1 million);

less the sum of:

     (2) the amount of cash security deposits held in respect of those aircraft (approximately $7.4 million for all 30 additional aircraft as of June 30, 2000); and

     (3) the amount of the transaction expenses of $10.3 million inclusive of subscription discounts and commissions.

     The cumulative aggregate net purchase price of the capital stock is to be paid in installments and the related indebtedness will be simultaneously repaid as the shares of each aircraft owning company are delivered. All of the transaction expenses will be paid on the closing date.

     AerCo will loan each aircraft owning company a portion of the net proceeds of the offering to repay its indebtedness to the AerFi Group or third party creditors. All letters of credit, guarantees or similar arrangements securing obligations of any lessee of the AerFi Group aircraft are to be transferred to, renewed, amended or reissued in the name of, the relevant aircraft owning company.

     Not all of the 30 additional aircraft will be delivered to AerCo as of the closing date because the AerFi Group will need additional time in order to obtain lessee consents, necessary governmental authorizations, revised insurance certificates and meet other requirements in order to transfer such aircraft. If any of these conditions is not met within the specified period or if AerFi notifies AerCo that it has determined that these conditions will not be met, then a "non-delivery event" will occur with respect to the relevant aircraft unless a substitute aircraft can be delivered within the specified period. In addition, if AerFi defaults on its obligations under the provisions of the purchase agreement described below, then a non-delivery event will occur with respect to all of the remaining aircraft. The net proceeds of the offering of the New Notes allocable to the purchase price for any remaining aircraft will remain in the aircraft purchase account until such time as the aircraft has been delivered or a non-delivery event has occurred. In addition, the subclass D-2 notes and the subclass E-2 notes allocable to the purchase price of any remaining aircraft will not be issued to AerFi until such time as the aircraft are delivered to AerCo. The amount of cash payable out of the aircraft purchase account to AerFi for each delivered aircraft shall, in the case of the first 15 deliveries, be subject to a discount

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of up to 10%, reducing to 1% for the fifteenth delivery, and, in the case of all subsequent deliveries, shall be increased by an amount designed to reimburse AerFi for the preceding discounts.

     In consideration of AerCo agreeing to purchase the aircraft owning companies and raising funds in anticipation of delivery of all the remaining aircraft, AerFi will pay to AerCo, for each remaining aircraft, an amount equal to gross lease rentals on the remaining aircraft received by AerFi from the closing date. AerCo will pay to AerFi an amount equal to (a) any interest earned on the funds in the aircraft purchase account allocable to the remaining aircraft, which funds would have been transferred to AerFi had the remaining aircraft been delivered to AerCo on the closing date, and (b) an amount equal to interest which would have been payable to AerFi on the relevant principal amount of the subclass D-2 notes and the subclass E-2 notes according to the priority of payments had AerFi been issued such notes on the closing date. Amounts payable by AerFi to AerCo will be paid each month and will be deposited into the collection account in time for it to be paid to the note holders on each payment date, together with other cash amounts received under leases of aircraft already owned by AerCo Group.

     When AerFi has met the necessary conditions to the transfer of each remaining aircraft, such aircraft will be transferred to AerCo. Until a remaining aircraft has been delivered to AerCo, AerFi will pay, and AerCo will accrue, net expenses relating to the ownership of the relevant aircraft and the related leases which would have been paid by AerCo had the aircraft been delivered on the closing date. These expenses are those relating to the management of the leases (not including payments under the servicing agreement) from the closing date and maintenance expenses not paid under the servicing agreement as of the closing date by the lessees directly or from supplemental rent paid by the lessees for maintenance costs. Upon delivery of each remaining aircraft, AerCo will pay to AerFi an adjusted purchase price which will consist of the purchase price described above allocable to the aircraft, as adjusted for the related lease management and aircraft maintenance expenses incurred by AerFi since the closing date, net of any related aircraft maintenance income received by AerFi since the closing date. In addition, at that time, AerCo will issue to AerFi the subclass D-2 notes and the subclass E-2 notes allocable to the purchase price of the aircraft.

     If a non-delivery event occurs, funds held in the aircraft purchase account allocable to the relevant aircraft will then be transferred to the collection account and will be used to make payments on the notes on the next payment date in accordance with a specified order of priorities.

     Note that the provisions of the purchase agreement described above will not provide AerCo with the same legal and economic benefits of ownership of the remaining aircraft that AerCo would have had if the remaining aircraft had in fact been delivered on the closing date.

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